Exhibit 99.2

Perfect World Announces Completion of Merger

(Beijing China — July 28, 2015) — Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced the completion of merger contemplated by the previously announced agreement and plan of merger dated April 26, 2015 (the “Merger Agreement”), among the Company, Perfect Peony Holding Company Limited (“Parent”) and Perfect World Merger Company Limited.  As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on July 28, 2015, each of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the merger (the “Shares”) was cancelled and ceased to exist in exchange for the right to receive US$4.04 in cash without interest and net of any applicable withholding taxes, and each American depositary share of the Company (the “ADS”), representing five class B ordinary shares of the Company, was cancelled in exchange for the right to receive US$20.20 in cash without interest and net of any applicable withholding taxes, except for (a) the Shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and the Shares held by Parent, the Company or any of their subsidiaries (including such Shares represented by ADSs) immediately prior to the effective time of the merger, which were cancelled and ceased to exist without payment of any consideration or distribution therefor, and (b) the Shares held by shareholders who had validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger in accordance with Section 238 of the Companies Law of the Cayman Islands (the ‘‘Dissenting Shares’’), which were cancelled and ceased to exist in exchange for the right to receive payment of the fair value of such Shares as determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates.  As to ADS holders entitled to the merger consideration, payment of the merger consideration will be made to ADS holders as soon as practicable after Deutsche Bank Trust Company Americas, the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the NASDAQ Global Select Market (“NASDAQ”) be suspended beginning at the close of business on July 28, 2015 (New York City time).  The Company requested that NASDAQ file a Form 25 with the U.S. Securities and Exchange Commission (the

“SEC”) notifying the SEC of the delisting of its ADSs on NASDAQ and the deregistration of the Company’s registered securities.  The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC.  The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC.  The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China.  Perfect World primarily develops online games based on proprietary game engines and game development platforms.  Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends.  Perfect World’s current portfolio of self-developed online games includes client-based online PC games: “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Hot Dance Party,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Empire of the Immortals,” “Return of the Condor Heroes,” “Saint Seiya Online,” “Swordsman Online,” “Holy King” and “Legend of the Condor Heroes;” and a number of web games and mobile games, such as “Return of the Condor Heroes,” “Forsaken World,” “CrossGate Mobile,” “Forever Mars,” “Dawn after Dark,” “Swordsman Mobile” and “Saint Seiya Mobile.”  Perfect World has also obtained exclusive rights to operate “DOTA2” in mainland China.  While a majority of the revenues are generated in China, Perfect World operates its games in North America, Europe, Japan, Korea and Southeast Asia through its own subsidiaries.  Perfect World’s games have also been licensed to leading game operators in a number of countries and regions in Asia, Latin America, and the Russian Federation and other Russian speaking territories.  Perfect World intends to continue to explore new and innovative business models and is committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities

Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements.  Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect.  All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change.  You should not rely upon these forward-looking statements as predictions of future events.  The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang — Vice President, Capital Market & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Patty Bruner

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: pbruner@christensenir.com

Jung Chang

Tel: +852-2117-0861

Fax: +852-2117-0869

Email: jchang@christensenir.com